EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Committee of the

Culp, Inc. Employees’ Retirement Builder Plan

High Point, North Carolina

We consent to the incorporation by reference in the Registration Statement No. 333-207195 on Form S-8 of Culp, Inc. Employee’s Retirement Builder Plan (the “Plan”) for our report dated June 18, 2026, with respect to the statements of net assets available for benefits of the Plan as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related and ERISA-required supplemental schedules as of December 31, 2025, which report appears in the December 31, 2025 annual report on Form 11-K of the Plan.

/s/ GreerWalker LLP

Charlotte, North Carolina

June 18, 2026